Operating Agreement

of

WSC 8024 HC LLC

a Wyoming Limited Liability Company

February 8, 2023

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS (UNLESS EXEMPT THEREFROM).

Operating Agreement of
WSC 8024 HC LLC

This Operating Agreement, effective as of February 8, 2023 (the "Agreement"), is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached as Exhibit A and incorporated herein by this reference; (ii) who are accepted by TreasureHunter USA Inc., a Delaware corporation, as the manager (the "Manager") of the Company; and (iii) who by their signatures hereto, hereby represent and agree to all of the terms and conditions set forth herein (collectively, the "Members"). This Agreement sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company.

ARTICLE 1. THE COMPANY

1.1 **Formation:** The Company was formed as a Wyoming Limited Liability Company by the filing of the Company's certificate of formation with the Wyoming Secretary of State on February 8, 2023.

1.2 **Name:** The name of this limited liability company shall be WSC 8024 HC LLC (the "Company"), or such other name as the Manager may from time to time determine.

1.3 **Purpose:** The Company was formed to engage in any lawful activity, including the acquisition, operation, and disposition of a portfolio of Digital Assets.

1.4 **Initial Resident Agent:** The Company's agent for service of process shall be Registered Agents Inc. at 30 North Gould Street, Suite R, Sheridan, Wyoming 82801. The Manager may, from time to time, change the registered agent or the registered office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement agent or file a notice of change of address, as the case may be.

1.5 **Management:** The Company shall be managed by the Manager and all management authority is vested in such Manager. The Manager, unless a new election is held, shall be TreasureHunter USA Inc., a Delaware corporation.

1.6 **Principal Office Location:** The principal office where the Company records will be maintained is 30 North Gould Street, Suite R, Sheridan, Wyoming 82801. The Company may locate its principal place of business at any place or places as the Manager may from time to time deem advisable.

1.7 **No Payments of Individual Obligations:** The Members shall use the Company's credit and assets solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

1.8 **Title to Property:** All real and personal property owned by the Company shall be owned by the Company as an entity, and no Member shall have any ownership interest in such property in the Member's individual name or right, and each Member's interest in the Company shall be personal property for all purposes.

1.9 **Term:** The term of the Company shall commence on the Effective Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed following dissolution, as provided herein.

1.10 **Separateness Covenants:** Notwithstanding anything to the contrary contained in this Agreement, at all times on and after the date hereof:

1.10.1 The Company has been, is, and intends to remain solvent, and the Company has paid and intends to pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from Company Assets.

1.10.2 The Company has done or caused to be done, and will do, all things necessary to observe organizational formalities and preserve its existence, and the Company will not, nor will the Company permit the Manager to terminate or fail to comply with the provisions of its organizational documents.

1.10.3 The Company has maintained and will maintain all of its books, records, financial statements, and bank accounts separate from those of its Affiliates and any other Person. The Company's assets will not be listed as assets on the financial statement of any other Person.

1.10.4 The Company has been, will be, and at all times has held and will hold itself out to the public as, a legal entity separate and distinct from any other entity (including any Affiliate of the Company or any constituent party of the Company), shall correct any known misunderstanding regarding its status as a separate entity, shall conduct business in its own name, shall not identify itself or any of its Affiliates as a division or department or part of the other, and shall maintain and utilize separate stationery, invoices, and checks bearing its own name.

1.10.5 Neither the Company nor any constituent party of the Company has sought or will seek or effect the liquidation, dissolution, winding up, consolidation, or merger, in whole or in part, of the Company except as provided for herein.

1.10.6 The Company has not and will not commingle the funds and other assets of the Company with those of any Affiliate or constituent party or any other Person and has held and will hold all of its assets in its own name.

1.10.7 The Company has and will maintain its Company Assets in such a manner that it will not be costly or difficult to segregate, ascertain, or identify its individual assets from those of any Affiliate or constituent party or any other Person.

1.10.8 The Company has paid and intends to pay its own liabilities and expenses, including the salaries of its own employees (if any) from its own funds, and has maintained and shall maintain a sufficient number of employees (if any) in light of its contemplated business operations.

1.10.9 The Company has compensated and shall compensate each of its consultants and agents from its funds for services provided to it and pay from Company Assets all obligations of any kind incurred.

1.10.10 The Company has allocated and will allocate fairly and reasonably any overhead expenses that are shared with any Affiliate, including shared office space.

1.10.11 Except in connection with Manager-approved mortgage loans, the Company has not pledged and will not pledge its assets for the benefit of any other Person.

1.11 **Definitions:** Certain capitalized terms used herein shall have the meaning ascribed to such terms as set forth in Article 11, in addition to the following:

1.11.1 The word "Exhibit" shall mean an enumerated schedule or exhibit, all of which shall be deemed attached hereto and incorporated herein by way of the specific reference or references made in this Agreement.

1.11.2 Unless context dictates otherwise, each reference to a "Section" or an "Article" shall be deemed a reference to an enumerated provision of this Agreement.

1.11.3 Section and Article headings are used for convenience only and shall have no interpretative effect or impact whatsoever.

1.11.4 All the defined terms, if defined in the singular or present tense, shall also retain such general meaning if used in the plural or past tense, and if used in the plural or past tense, shall retain the general meaning if used in the singular or present tense.

ARTICLE 2. MEMBERS AND CAPITAL CONTRIBUTIONS

2.1 Capital Contributions:

2.1.1 **Initial Capital Contributions and Authorized Units:** The initial Capital Contributions to the Company by the Members shall be the assets set forth in the Company's books and records, as amended from time to time. The limited liability company membership interests of the Company may be described as units of membership (the "Units") or ownership percentages having such rights described herein. The total number of Units which the Company has authority to issue shall be one hundred (100). Fractional Units or Membership Interests in the Company are permitted. The ownership of Units shall entitle its holder to the right to vote and other items and distributions as described in this Agreement.

2.1.2 **Time of Capital Contributions:** All Capital Contributions made to the Company shall be made in total when becoming a Member (i.e., no "phased" buy-ins are allowed). A Member's promise to make a Capital Contribution to the Company is enforceable if in writing and signed by the Person making the promise and shall be enforceable against the Member's heirs, legal representatives, or successors without regard to death, disability, or other changed circumstances of the Member.

2.1.3 **Additional Capital Contributions:** The Members may, but shall not be required to, make additional Capital Contributions, as determined by a vote or consent of the Members.

2.2 **List of Members**: The names, Capital Contributions, and ownership of each of the initial Members are set forth in the Company's books and records, which may be amended from time to time as necessary to accurately reflect the information contained therein.

2.3 **Loans:** Any Member may lend or advance money to the Company. If any Member makes a loan or loans to the Company, the amount of any such loan shall not be treated as a contribution to the

capital of the Company but shall be a debt due from the Company. The amount of any such loan by a lending Member shall be repayable out of the Company's cash and shall bear interest at an agreed upon rate not to exceed twelve percent (12%) per year. Unless otherwise agreed, no Member shall be obligated to make any loan or advance to the Company.

2.4 **Liability of Members:** Each Member's liability shall be limited as set forth in this Agreement, the Act, and other applicable law. No Member shall be personally liable for any debts or losses of the Company, except as otherwise required by law or as specifically assumed in writing by such Member.

ARTICLE 3. ACCOUNTING AND RECORDS

3.1 **Books and Records:** The Company's Manager shall maintain books of account for the Company, which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the operation of the Company business. Said books and records shall be kept pursuant to accounting practices designated by the Manager and may be copied and/or inspected by any Member, or its designee, upon request at such Member's expense.

3.2 **Authority to Make Tax Elections:** The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to a Company for federal and state income tax purposes as the Manager may deem to be in the best interests of the Members and the Company, without prior notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under Section 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in Section 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in Section 743 of the Internal Revenue Code. Notwithstanding the foregoing, any decision to change the tax classification of the Company from partnership to corporation, or from corporation to partnership, shall require the unanimous vote of the Members.

Upon the addition of any new Manager, or a change in the ownership of or Persons having management authority over an existing Manager, exercising the Section 754 election under the Internal Revenue Code shall require the unanimous consent of all Units.

3.3 **Accounting Method and Period:** The method of accounting the books and records of account for the Company shall be maintained in accordance with the recommendations of the Company accountant. The fiscal year of the Company shall be the calendar year, unless otherwise approved by the Members.

3.4 **Right to Inspect:** The Company shall maintain, at the Company's principal place of business, a copy of this Agreement, the Company's certificate of formation, a current list of Members and their mailing addresses, along with accurate books and records relating to all Company Assets, the Company accounts, and any other matter relating thereto. Any Member may, at its own expense, require an audit as it deems necessary. If an audit reveals a material error or impropriety, the Manager shall rectify the same and shall be responsible for the reasonable costs related to such audit.

ARTICLE 4. MANAGEMENT, RIGHTS, AND DUTIES

4.1 **In General:** Except for those items specifically requiring a vote as set forth in Section 5.2 or as otherwise provided in this Agreement and its Exhibits, the Manager shall have full and complete

authority, power, and discretion to make any and all decisions and to do any and all things that the Manager may deem to be reasonably required to accomplish the purpose of the Company. The Manager is hereby vested with full power and authority to do all things described herein Article 4 for all Company Assets and business matters.

4.2 **Tenure:** A Manager shall hold office until such Manager resigns or is removed.

4.3 **Resignation:** A Manager may resign by giving Notice to the Members. Upon such resignation, such resigning Manager shall be entitled to the immediate reimbursement of those expenses actually incurred by that Manager in relation to the Company and all other rights and obligations of the Manager, as set forth in this Agreement, shall inure to the successor Manager(s).

4.4 **Management Duties and Powers:** Subject to the terms and conditions of this Agreement, along with its Exhibits, management authority shall be vested in the Manager set forth in Section 1.5, who shall manage the Company pursuant to the provisions of this Agreement.

4.4.1 **Certain Powers of the Manager:** Without limiting the generality of Section 4.1, the Manager shall have power and authority on behalf of the Company to:

4.4.1(a) Acquire, manage, sell, transfer, or otherwise dispose of Company Assets;

4.4.1(b) Borrow money on behalf of the Company from banks, investors, Members, other lenders, or Affiliates thereof on such terms as the Manager may deem appropriate, and to hypothecate, encumber, and grant security interests in Company Assets for the sole purpose of securing repayment of such borrowed sums. No debt or other obligation shall be contracted, or liability incurred, by or on behalf of the Company except by the Manager, and in no event shall any debt call for the individual guarantee of any Member unless otherwise agreed upon, in writing, by such Member;

4.4.1(c) Execute on behalf of the Company all instruments and documents, including, without limitation: checks; drafts; loan agreements, notes, and other negotiable instruments; guarantee agreements; mortgages or deeds of trust; security agreements; financing statements; joint-ownership agreements, if any, relating to the management of real property; documents providing for the acquisition, mortgage, or disposition of real property; assignments; bills of sale; leases; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company, including the Company Assets;

4.4.1(d) Purchase liability and other insurance to protect any Company Assets or secured interests related thereto as is customary or as may be required by any third party in connection with the financing, development, or management of Company Assets;

4.4.1(e) Determine budgets for the Company and Company Assets;

4.4.1(f) Open accounts in the Company's name and incur reasonable costs on behalf of the Company relating to its operations;

4.4.1(g) Employ and dismiss from employment employees, agents, brokers, accountants, legal counsel, managing agents, or other Persons to perform services relating to the purchase, development, maintenance, and sale of Company Assets and to compensate such Persons from Company funds and including any entity in which a Member may be a principal or for whom a Member may be employed if the fees charged by the Person employed are reasonable;

4.4.1(h) Declare distributions, disburse Distributable Cash, invest Capital Contributions, and pay fees and expenses as set forth in this Agreement;

4.4.1(i) Institute, prosecute, defend, or settle any material litigation, release and discharge such litigation, and take any action incident thereto;

4.4.1(j) Do and perform all other acts as may be necessary or appropriate to conduct the Company's business including but not limited to those actions necessary or appropriate to the management of any entity for which Company is named a manager, general partner, or officer; and

4.4.1(k) Take all actions approved by the Members.

4.4.2 **Delegation to Proxy Managers:** A Manager may delegate or proxy to any agent the power to exercise any or all powers granted the Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager. The delegating Manager may terminate any delegation by delivering written Notice of termination of proxy or delegation.

4.5 **Compensation and Reimbursement:** The Manager may receive a salary for its services to the Company only with the vote of the Members under Section 5.2. The Manager shall be reimbursed for all of out-of-pocket expenses incurred in connection with maintenance, management, and improvement of the Company Assets along with any expense actually paid by the Manager in the formation and day-to-day expenses of the Company including, without limitation, accountants' and attorneys' fees.

4.6 **Duties Regarding Bookkeeping and Records:** In addition to the general duties of the Manager as provided herein, the following duties shall be performed:

4.6.1 Maintain at the expense of the Company complete and accurate records of all rights and interests acquired for or disposed of by the Company, all correspondence relating to the Company business and records of all statements, bills, and other instruments furnished the Company in connection with its business, all of which shall be kept in the possession and control of the Company for not less than five (5) years;

4.6.2 Maintain at the expense of the Company adequate records and accounts of all operations and expenditures and furnish the Members all necessary tax reporting information; and

4.6.3 Employ at the expense of the Company such accountants as the Manager may deem desirable to maintain Company accounts and prepare statements of account together with all tax reporting information.

4.7 **Indemnity; Proceedings Related to Indemnity:** The Manager and its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager may designate as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after tax basis out of the Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager or agent of a Manager of the Company.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was not in, or was opposed to, the best interests of the Company or with gross negligence or willful misconduct or in breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

4.8 **Other Business Opportunities are Allowed:** The Manager shall not be required to manage the Company as its sole and exclusive function, and the Manager and Members may have other business interests and may engage in other activities in addition to those relating to the Company. The Manager, as provided herein, or a Member shall be required to devote only such time and attention to the business of the Company as is necessary. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived from such investments or activities. The Manager and Members shall not be required to offer any business opportunities to the Company, even if such opportunity would be considered in competition with the Company. The Company hereby renounces any interest or expectancy of the Company in being offered or given the opportunity to participate in any Manager's or Member's business opportunities.

ARTICLE 5. VOTING

5.1 **In General:** A vote of the Members is not required by this Agreement for any decision, save and except the transactions and actions set forth below in Section 5.2. Such decisions of the Company are to be made by the Members and the following decisions and actions shall not be made or taken without the vote of the Members, as provided below, whether or not a Manager has been elected.

5.2 **Majority in Interest Vote Required:** Members, but not assignees, shall have the right to vote on anything set forth in this Section. Such matters must be approved by a vote, in writing, by a Majority in Interest of the voting interests including, but not limited to:

5.2.1 The removal of any Manager for any reason;

5.2.2 The appointment of any successor Manager;

5.2.3 The approval of any compensation payable to the Manager, officers, or any employees or affiliates of the Manager or Company;

5.2.4 Except as is customary or as may be required by any third party in connection with the financing, development, or management of Company Assets, the purchase of any liability, casualty, and other insurance and/or bonds at the Company's expense;

5.2.5 The hiring of employees, or the removal of an employee, except as set forth in Section 4.4.1;

5.2.6 The requirement for additional Capital Contributions and the terms thereof;

5.2.7 The dissolution or liquidation of the Company other than as otherwise required by Article 9;

5.2.8 The admission of additional Members or substitute Members;

5.2.9 The withdrawal of a Member;

5.2.10 Amendment of this Agreement or the Certificate of Formation other than (i) to add to the duties or obligations of the Manager, (ii) to cure any ambiguity or correct or supplement any inconsistency, (iii) to correct any printing, stenographic, or clerical errors, or omissions in order that the Agreement shall accurately reflect the agreement among the Members; (iv) to change the principal place of business or other physical, electronic, or mailing addresses used by the Company; and (v) to reflect information regarding the admission of any additional or substitute Member, provided in each case that the Manager shall reasonably determine that such amendment will not subject any Member to any material adverse economic consequences; and

5.2.11 Such other matters as are required by this Agreement or the Act.

5.3 **Company Meetings:**

5.3.1 **General:** There shall be a total of up to one hundred (100) votes, which votes shall be allocated among the Members in proportion to their Units.

5.3.2 **Meetings:** The Manager or ten percent (10%) of the Interests may call a meeting to consider approval of any action or decision under any provision of this Agreement.

5.3.3 **Notice:** Notice of any meeting must be delivered to each Member, including the time and purpose of such meeting, no fewer than ten (10) days, nor more than sixty (60) days, before the date of such meeting. A Member may waive the requirement of notice of a meeting by executing a written waiver of notice before or after such meeting or by attending such meeting, unless such attendance is for the sole purpose of objecting to the holding of the meeting without the required Notice.

5.3.4 **Quorum:** A quorum shall be present at a meeting of Members if the holders of a Majority in Interest are represented at the meeting in person, by proxy or by telephonic attendance.

5.3.5 **Place of Meeting:** The time and place of any such meeting shall be held during the Company's normal business hours at its principal place of business, unless otherwise held by telephone conference.

5.3.6 **Vote by Proxy:** A Member may vote, or execute a written consent, by proxy given to any other Person. Any such proxy shall be revocable, unless otherwise stated in such proxy, at any time and shall not be effective at any meeting at which the Member giving such proxy is in attendance.

5.3.7 **Records:** The Company shall maintain permanent records of all actions taken by the Members pursuant to any provision of this Agreement, including minutes of all Company meetings, copies of all actions taken by consent of the Members, and copies of all proxies pursuant to which one Member votes or executes consent on behalf of another.

5.3.8 **Manner of Acting:** If a quorum is present, the affirmative vote of a Majority in Interest of the voting interests shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Company's certificate of formation or by this Agreement. In the event of meeting attendance by telephone, votes may be received by written consent, electronic message (e-mail), or facsimile (fax).

5.4 **Action by Members Without a Meeting:** Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding the requisite Interest necessary to approve the action, and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 5.4 is effective when all of the requisite Members have signed the consent unless the consent specifies a different effective date.

5.5 **Waiver of Partition:** No Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or of any of its assets or cause the sale of any Company Assets, and notwithstanding any provisions of applicable law to the contrary, each Member (and each such Member's legal representatives, successors, or assigns) irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to such Member's Units, or with respect to any Company Asset, except as expressly provided in this Agreement.

ARTICLE 6. DISTRIBUTIONS OTHER THAN AT DISSOLUTION

6.1 **Distributions:** Prior to the Company's liquidation, Distributable Cash from the Company's investments will be distributed to the Members promptly after the Manager declares such distributions due and payable but shall otherwise be held or reinvested by the Company until its dissolution or a holders of a majority of the outstanding Units vote for a distribution. Distributable Cash from the Company's operations will be distributed as follows:

6.1.1 First, Webstreet R5 HC LLC shall receive ninety-five percent (95%) of Distributable Cash.

6.1.2 Second, OPP Capital Advisors LLC shall receive thirty-three and one-third percent (33.33%) of remaining Distributable Cash as a promote interest.

6.1.3 Finally, the remaining Members shall receive all remaining Distributable Cash, ratably apportioned based on their ownership in the Company.

ARTICLE 7. MEMBER ADMISSIONS

7.1 **Admission:** The Company may, from time to time, upon approval of the Members, admit additional or substitute Members who will promote, contribute to, and benefit the Company business undertaken pursuant to this Agreement.

7.2 **Capital Contributions:** Upon the admission of an additional Member, the additional Member's initial Capital Contribution shall be an amount determined by the Members and consistent with Article 2.

7.3 **Admission Procedure:** No Person shall be admitted as an additional or substitute Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, pertinent tax information, as well as any amendments to the Company's certificate of formation and attorneys' fees and costs necessitated by the admission of such additional or substitute Member. Exhibits A and B shall also be revised to reflect the admission of the additional or substitute Member.

ARTICLE 8. TRANSFERS; WITHDRAWALS

8.1 **Restrictions on Transfers:** There are significant restrictions under the securities laws on the transfer of Units. The Units are offered in reliance on exemptions from the registration provisions of the Securities Act of 1933, as amended, and various state securities laws. As a result, the Units will be unregistered or "restricted securities" and may be sold by the persons purchasing hereunder only if registered under the Securities Act and, in some cases, under the applicable state securities laws (which may be prohibitively expensive and may not be possible in any event) or sold pursuant to an exemption therefrom. In some states, specified conditions must be met or approval of a state authority may be required. Subject to restrictions on transfer imposed by securities laws and addition of substitute and additional Members above, a Member will be permitted to transfer, encumber, assign, or convey (whether voluntarily or involuntarily) their Units to any person or entity only upon a unanimous vote of the Membership Interests.

8.2 **Exception to Restriction on Transfer:** Transfers of any portion of the Member's Interest shall be exempt from the restrictions of Section 8.1 if transferred:

8.2.1 To the Company;

8.2.2 To any other existing Member;

8.2.3 To any entity that is directly controlled and wholly owned by the transferring Member; or

8.2.4 To a family trust or other similar entity that is controlled by such transferring Member, and only if such transferring Member pays all costs and expenses, including attorney fees, related to such transfer.

8.3 **Effect of Permitted Transfer:** Notwithstanding any other term or provision of this Agreement, but subject to the limitation set forth above in Article 7 and below in Section 8.4, effective immediately upon any permitted Transfer, such transferee shall be admitted to all of the rights and powers of a Member, including, without limitation, holding a voting interest, and shall be subject to all of the restrictions and liabilities of the Member making the Transfer. Upon the acceptance of

a substitute Member, the transferor is thereafter released from future liabilities from the company with respect to the Interest transferred; provided, however, that such transferor shall remain liable for any debts due or any breach occurring during the transferor's Membership, pursuant to this Agreement.

8.4 **Covenant Not to Withdraw or Dissolve:** Notwithstanding any provision of the Act, each Member covenants and agrees that the Member has entered into this Agreement based on their mutual expectation that all Members will continue as Members until a liquidating event and that all Members will carry out the duties and obligations undertaken by them pursuant to this Agreement. Therefore, except as otherwise expressly required or permitted in this Agreement, no Member shall withdraw or retire from the Company, be entitled to demand or receive a return of such Member's contributions or profits (or a bond or other security for the return of such contributions or profits), or exercise any power under the Act to dissolve the Company without the vote of the Members as provided herein.

ARTICLE 9. DISSOLUTION AND WINDING UP

9.1 **Dissolution:** The Company shall be dissolved upon the occurrence of any of the following events:

9.1.1 A vote of the Members of the Company;

9.1.2 The entry of an order of judicial dissolution under the Act; or

9.1.3 The Company has satisfied all of its debts, has distributed all of its Distributable Cash, and no longer has any Company Assets.

9.2 **Liabilities:** Liquidation shall continue until the Company's affairs are in such condition that there can be a final accounting, showing that all fixed or liquidated obligations and debts of the Company are satisfied or can be adequately provided for under this Agreement. The assumption or guarantee in good faith by one or more financially responsible Persons shall be deemed to be an adequate means of providing for such obligations and debt. When the Manager has determined that there can be a final accounting, the Manager shall establish a date (not to be later than the end of the taxable year of the liquidation as provided in the Treasury Regulations section 1.704-1(b)(2)(ii)(g), or, if later, ninety (90) days after the date of such liquidation) for the distribution of the proceeds of liquidation of the Company (the "Distribution Date"). The net proceeds of liquidation of the Company shall be distributed to the Members as provided in Section 9.3 not later than the Distribution Date.

9.3 **Distribution of Proceeds:** Upon final liquidation of the Company but not later than the Distribution Date, the net proceeds of liquidation shall be distributed in the following order of priority:

9.3.1 First, to creditors, including any Member, to the extent of any unpaid expenses or any outstanding loan or advance;

9.3.2 Second, to the Members, *pro* rata, until they have received Distributable Cash in an amount equal to their Capital Contributions;

9.3.3 Third, Webstreet R5 HC LLC shall receive ninety-five percent (95%) of the remaining net proceeds of liquidation;

9.3.4 Fourth, OPP Capital Advisors LLC shall receive thirty-three and one-third percent (33.33%) of remaining net proceeds of liquidation; and

9.3.5 Finally, the remaining members shall ratably receive all remaining net proceeds of liquidation.

9.4 **Creation of Liquidating Trust or Reserve for Liabilities:** In the discretion of the Manager, a *pro rata* portion of the distributions that would otherwise be made to the Members pursuant to Section 9.3 may be distributed to a trust established for the benefit of the Members for the purposes of liquidating the Company Assets, collecting amounts owed to the Company, and paying any contingent or unforeseen debt or obligations of the Company, or of the Members, arising out of or in connection with the Company. The assets of any such trust shall be: (a) distributed to the Members from time to time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to Section 9.3; or (b) withheld to provide a reasonable reserve for Company debt (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Members as soon as practicable.

9.5 **Certificate of Termination:** When all debts have been paid and discharged or adequate provisions have been made therefore and all of the remaining property has been distributed to the Members, a certificate of termination shall be executed and filed with the Wyoming Secretary of State.

ARTICLE 10. MISCELLANEOUS

10.1 **Attorneys' Fees:** In the event any legal action or proceeding brought by a Member against another Member or against the Company to enforce any provision of this Agreement by reason of any alleged breach hereunder, for a declaration of rights or obligations hereunder, or for any other remedy, the prevailing party shall be entitled to recover such amounts as a court of competent jurisdiction may adjudge to be reasonable attorneys' fees, and such amount shall be included in any judgment rendered in any such action or proceeding.

10.2 **Binding Effect:** Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

10.3 **Construction:** Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party. The title and headings used in this Agreement are for convenience only and shall not be deemed to be a part of this Agreement for purposes of construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and vice versa. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list of more than two items may function as both a conjunction and a disjunction if the context permits.

10.4 **Entire Agreement:** This Agreement constitutes the entire agreement between and among the Members. All negotiations, proposals, modifications, and agreements prior to the date hereof are merged into this Agreement and are hereby superseded. There are no other terms, conditions, promises, understandings, statements, or representations, express or implied, concerning this Agreement unless set forth in writing and signed by the Members.

10.5 **Further Action:** Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.6 **Governing Law:** The laws of the State of Wyoming shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members. The Company and each Member irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any action or proceeding in any other court.

10.7 **Incorporation by Reference:** Every exhibit, schedule, and other appendix attached to this Agreement and to which reference is made in this Agreement is incorporated in this Agreement by reference.

10.8 **Mediation and Arbitration:**

10.8.1 **Mediation:** If a dispute arises out of or relates to this Agreement, or the breach thereof, or if the dispute cannot be settled through negotiation, the Members agree first to try in good faith to settle any such dispute by mediation administrated by the American Arbitration Association under its commercial mediation rules before resorting to arbitration unless otherwise agreed by vote of the Members. Fees applicable to the administration of the mediation and the mediator's fee shall be paid by the Members in proportion to their respective Interests in the Company.

10.8.2 **Arbitration:** If the Members are unable to resolve any controversy or claim arising out of or relating to this Agreement or any breach of this Agreement through mediation, or if a Member objects to mediation, the controversy or claim shall be submitted to arbitration administered by the American Arbitration Association in accordance with its commercial arbitration rules. The Arbitrator shall enter findings of fact and conclusions of law to support his or her award, and the parties agree that there shall be no appeal from any trial court's review of the record, findings of fact, and conclusions of law. The arbitrator(s) is authorized to award to any party whose claims are sustained, such sums as the arbitrator (or a majority of them) shall deem proper and shall compensate such party for the time and expense of the arbitration proceeding, including any and all reasonable attorney fees, professional fees, and costs expended. If the arbitration was demanded without reasonable cause, the arbitrator(s) may also award further damages in the discretion of the arbitrator(s). Unless otherwise agreed between and among all the Members in writing, the arbitrator(s) shall assess such costs and charges of the proceedings upon the Members in the arbitrator(s) own discretion.

10.9 **Notices:** Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by facsimile, overnight delivery, or registered or certified mail, return receipt requested. Notice shall be effective: (a) if personally delivered, when delivered; (b) if by facsimile, on the day of transmission thereof on a proper facsimile machine with confirmed answerback; (c) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; and (d) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices shall be addressed as follows:

If to the Manager or the Company:	WSC 8024 HC LLC c/o TreasureHunter USA Inc.

30 North Gould Street, Suite R,
Sheridan, Wyoming 82801

If to a Member: Please mail to the address then appearing for the Member on the books and records of the Company.

or at such other address as may from time to time be designated by Notice hereunder.

10.10 **Severability:** If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. The remaining provisions shall be fully severable, and this Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision had never been included. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

10.11 **Heirs, Successors, and Assigns:** Each and every one of the covenants, terms, and provisions herein contained shall be binding upon and inure to the benefit of the Members and, to the extent permitted by this Agreement, their respective heirs, personal representatives, successors, and assigns.

10.12 **Creditors:** None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

10.13 **Electronic and Counterpart Execution:** This Agreement may be executed electronically and in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. All counterparts shall be construed together and shall constitute one agreement with the same effects as if all of the Members had signed the same document.

10.14 **Time:** Time is of the essence with respect to this Agreement.

ARTICLE 11. DEFINITIONS

Capitalized words and phrases used in this Agreement have the following meanings:

11.1 "Act" means the Wyoming Limited Liability Company Act, as codified in the Wyoming Statutes, Title 17, Chapter 29.

11.2 "Agreement" means this Operating Agreement, as amended from time to time.

11.3 "Capital Account" means, with respect to any Member, the Capital Account maintained in accordance with this Agreement.

11.4 "Capital Contributions" means, with respect to any Member, the amount of money contributed to the Company with respect to the Company interest held by such Member pursuant to the terms of this Agreement.

11.5 "Company" means WSC 8024 HC LLC, a Wyoming limited liability company.

11.6 “Company Assets” means any personal or real property acquired by the Company and any improvements thereto and shall include both tangible and intangible property.

11.7 “Digital Assets” is a subset of Company Assets and means those assets acquired by the Company and includes but is not limited to online businesses involved in advertising, affiliate marketing, and digital product sales (e.g., e-books), as well as Amazon FBA accounts and micro-SaaS businesses.

11.8 “Distributable Cash” means all cash of the Company derived from Company operations and proceeds from capital transactions less the following items: (i) payment of all fees, costs, and expenses of the Company; (ii) payment of all principal and interest on indebtedness of the Company; (iii) any required tax withholdings; (iv) advances from the Manager; and (v) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determine to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company.

11.9 “Distributions Date” has the meaning as described in Section 9.2.

11.10 “Effective Date” means February 8, 2023.

11.11 “Indemnified Party” has the meaning as described in Section 4.7.

11.12 “Interest” means a Member’s ownership percentage or Units divided by the total number of issued Units.

11.13 “Majority in Interest” shall mean more than fifty percent (50%) of the Member Interests.

11.14 “Manager” means the duly appointed managers. The initial Manager shall be TreasureHunter USA Inc., a Delaware corporation.

11.15 “Members” means those individuals and entities executing this Agreement as Members. Member means any one of the Members.

11.16 “Notice” has the meaning as described in Section 10.9.

11.17 “Person” means any individual, partnership, corporation, trust, limited liability company, or other entity.

11.18 “Transfer” means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, or otherwise dispose of.

11.19 “Unit” means one unit of membership of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members have entered into this Operating Agreement as of the Effective Date by executing Exhibit A or a copy thereof.

MANAGER: The undersigned Manager consents to be bound by the terms and provisions of this Agreement.

TreasureHunter USA Inc.,
A Delaware corporation

Michael Fink

Authorized signature

TreasureHunter USA Inc.,

Printed name

President

Title

Exhibit A

Member Counterpart and
Limited Power of Attorney

The undersigned prospective member hereby executes this counterpart and thereby joins in the Operating Agreement of WSC 8024 HC LLC, a Wyoming limited liability company (the "Company"), dated February 8, 2023 (the "Operating Agreement"), between and among TreasureHunter USA Inc., a Delaware corporation, as manager (the "Manager") of the Company, and prospective members accepted as members of the Company (the "Members") by the Manager and as set forth in the Operating Agreement.

For purposes of reference, this document specifically incorporates the Operating Agreement. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor executed by the other parties to such Operating Agreement to constitute an original and which, taken together, shall be but a single instrument.

In accordance with the Operating Agreement, the undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorneys and agents, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

a. all agreements, certificates, and other instruments which the Manager may deem necessary or appropriate to effectuate and continue the valid and subsisting existence of the Company and as necessary or appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business;

b. all agreements, certificates, and other instruments which the Manager may deem necessary or appropriate to reflect a change, amendment or modification of the Operating Agreement that is approved in accordance with the terms thereof, including if the Member did not vote in favor of such change, amendment, or modification, or approval by the Member of such change, amendment, or modification is not required in accordance with the terms of the Operating Agreement; and

c. all agreements, certificates, and other instruments which the Manager may deem necessary or appropriate to reflect a transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Operating Agreement;

d. all agreements, consents, resolutions, loan documents, and debt instruments necessary for the purchase, financing, sale, or management of real property;

and to take any further action which such attorney in fact shall consider necessary or advisable in connection with any of the foregoing, provided that in no event may such attorney use this power of attorney to (i) cast any vote or consent on any matter with respect to which the Member is entitled to vote under the terms of the Operating Agreement or by law; or (ii) increase in any way the liability of the Member beyond the liability expressly set forth in the Operating Agreement.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned Member promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned Member of the whole or any part of such Member's Units, provided that if such assignment was of all of the undersigned Member's Units and the substitution of the assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of effectuating the substitution of the assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned Member and shall extend to the undersigned Member's successors and assigns.

Except as expressly set forth in the Operating Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned Member or altering the method of division of available cash or net income or loss without the written consent of the undersigned Member.

[signature page follows]

I HEREBY ACKNOWLEDGE AND CONFIRMS THAT I HAVE REVIEWED THE OPERATING AGREEMENT, INCLUDING THIS COUNTERPART AND LIMITED POWER OF ATTORNEY, ACCEPT ITS PROVISIONS, AND AGREE TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Member Counterpart and Limited Power of Attorney shall be effective as of the date prospective member has been accepted as a Member of the Company.

Prospective Member:

5
Units

$100,000
Capital Contribution

TreasureHunter
USA Inc.,
Printed Name of Prospective Member

Michael Fink
Signature

Joint Signature, if necessary

President
Title, if signatory is an entity representative

Title, if joint signatory is an entity representative

I HEREBY ACKNOWLEDGE AND CONFIRM THAT I HAVE REVIEWED THE OPERATING AGREEMENT, INCLUDING THIS COUNTERPART AND LIMITED POWER OF ATTORNEY, ACCEPT ITS PROVISIONS, AND AGREE TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Member Counterpart and Limited Power of Attorney shall be effective as of the date prospective member has been accepted as a Member of the Company.

Prospective Member:

95
Units

$100.00
Capital Contribution

Webstreet R5 HC LLC
Printed Name of Prospective Member

M. Vranjkovic
Signature

Joint Signature, if necessary

Managing Member
Title, if signatory is an entity representative

Title, if joint signatory is an entity representative